PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
99 Bank Street, Suite 700
Ottawa, Ontario
Canada K1P 1K6
Telephone +1 613 237 3702
Facsimile +1 613 237 3963
Direct Tel. (613) 755 4369

May 1, 2007

British Columbia Securities Commission
Alberta Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission

Dear Sirs:

We refer to the short form prospectus of Ur-Energy Inc. (the "Company") dated May 1, 2007 relating to the sale and issue of 15,158,000 common shares.

We consent to the use, through incorporation by reference in the above-mentioned short form prospectus, of our report dated March 21, 2007 to the shareholders of the Company on the following financial statements:

- Consolidated balance sheets as at December 31, 2006 and 2005;
- Consolidated statements of operations and deficit and cash flows for the years ended December 31, 2006 and 2005.

We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants
Ottawa, Ontario